UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Name of Issuer)

Common Stock, 0.005 rubles nominal value
(Title of Class of Securities)

68370R 10 9
(CUSIP Number)

Franz Wolf
Suite 2
4 Irish Place
Gibraltar
(350) 41977
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2002
(Date of Event which Requires Filing of this Statement)

With a Copy to:

Pavel Kulikov
OOO Alfa-Eco
21 Novy Arbat
119992 Moscow
Russian Federation
(7-095) 202 8364

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

Introductory Statement

This Amendment Number 4 (the “Amendment”) to the Statement on Schedule 13D relates to the common stock (the “Common Stock”), 0.005 rubles nominal value, of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”), a Russian open joint stock company. The Statement on Schedule 13D as previously filed jointly by Eco Telecom Limited (“Eco Telecom”), Eco Holdings Limited (“Eco Holdings”), CTF Holdings Limited (“CTF Holdings”) and Crown Finance Foundation (“Crown Finance”, and, together with Eco Telecom, Eco Holdings and CTF Holdings, the “Reporting Persons”) on June 11, 2001, (as amended by Amendment Numbers 1 through 3 to the Statement on Schedule 13D, the “Statement”), is hereby amended and supplemented with respect to the items set forth below.

Except as provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 2.   Identity and Background

This Amendment is being filed jointly by the Reporting Persons. No material change with respect to the information reported in response to Item 2 in the Statement has occurred. A current list of the directors and officers of Eco Telecom, Eco Holdings, CTF Holdings, Crown Finance, and the Supervisory Boards of Alfa Group Consortium and Eco Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The amount and source of funds used in connection with the purchase by Eco Telecom of 1,462 shares of common stock of Open Joint Stock Company “VimpelCom-Region” (“VimpelCom-Region”), a Russian subsidiary of VimpelCom, is US$58,480,000 obtained from the working capital of controlled affiliates of Eco Holdings.

Item 4.   Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by the information set forth in response to Item 6 herein, which is incorporated by reference in response to this Item 4.

Item 5.   Interest in Securities of the Issuer

Item 5 is hereby supplemented as follows:

(c)   To the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to the shares of Common Stock during the past 60 days by any of the persons named in response to Item 2.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On November 12, 2002 (the “Second Closing Date”), Eco Telecom, VimpelCom, VimpelCom-Region, and Telenor East Invest AS (“Telenor”) completed the Second Closing, as previously described in the Statement, with respect to equity investments in VimpelCom-Region.

Pursuant to the Vimpelcom-Region Primary Agreement, as amended by Amendment No. 1 to the VimpelCom-Region Primary Agreement dated May 15, 2002, and as defined in the Statement, on the Second Closing Date, the following transactions occurred:

•
Eco Telecom acquired 1,462 newly-issued shares of common stock of VimpelCom-Region for an aggregate purchase price of US$58,480,000. Eco Telecom also sold an aggregate of 1,091 shares of Type-A convertible voting preferred stock of VimpelCom-Region to VimpelCom and Telenor. As a result of these transactions, taking into account the shares of Type-A convertible voting preferred stock and common stock of VimpelCom-Region owned by Eco Telecom prior to the Second Closing Date, immediately following the consummation of the Second Closing, Eco Telecom owned shares of VimpelCom-Region representing 17.510% of VimpelCom-Region’s outstanding voting capital stock.

•
Telenor exercised its Second Closing Option (as defined in the VimpelCom-Region Primary Agreement) to acquire shares of common stock of VimpelCom-Region, and purchased 1,462 newly-issued shares of common stock of VimpelCom-Region for an aggregate purchase price of US$58,480,000. Telenor also acquired 231 shares of Type-A convertible voting preferred stock of VimpelCom-Region from Eco Telecom for an aggregate purchase price of 4,620 Rubles. As a result of these purchases, immediately following the consummation of the Second Closing, Telenor owned shares of VimpelCom-Region representing 17.499% of the outstanding voting capital stock of VimpelCom-Region.

•
VimpelCom acquired 1,462 newly-issued shares of common stock of VimpelCom-Region for the ruble equivalent of an aggregate purchase price of US$58,480,000 (i.e., 1,858,237,0888 Rubles). VimpelCom also acquired 860 shares of Type-A convertible voting preferred stock of VimpelCom-Region from Eco Telecom for an aggregate purchase price of 17,200 Rubles. As a result of these purchases, taking into account the shares of common stock of VimpelCom-Region owned by VimpelCom prior to the Second Closing Date, immediately following the consummation of the Second Closing, VimpelCom owned shares of Vimpelcom-Region representing 64.991% of the outstanding voting capital stock of VimpelCom-Region.

The preceding summary of certain provisions of the VimpelCom-Region Primary Agreement and Amendment No. 1 to the VimpelCom-Region Primary Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of each agreement previously filed as exhibits to the Statement. In addition, the preceeding summary of the transactions occurring on the Second Closing Date is not intended to be complete and is qualified in its entirety by reference to the full text of each of the following share purchase agreements, conformed copies of which are filed as Exhibits 99.1, 99.2, 99.3, 99.4, and 99.5 hereto, and which are incorporated herein by reference:

Share Purchase Agreement No. VCR/E-01 dated as of November 12, 2002 between Eco Telecom Limited and VimpelCom-Region relating to the purchase of 1,462 newly-issued shares of common stock of VimpelCom-Region by Eco Telecom Limited;

Share Purchase Agreement No. E/T-01 dated as of November 12, 2002 between Eco Telecom Limited and Telenor East Invest AS relating to the purchase of 231 shares of Type-A convertible voting preferred stock of VimpelCom-Region by Telenor East Invest AS;

Share Purchase Agreement No. E/V-01 dated as of November 12, 2002 between Eco Telecom Limited and VimpelCom relating to the purchase of 860 shares of Type-A convertible voting preferred stock of VimpelCom-Region by VimpelCom;

Share Purchase Agreement No. VCR/V-01 dated as of November 12, 2002 between VimpelCom and VimpelCom-Region relating to the purchase of 1,462 newly-issued shares of common stock of VimpelCom-Region by VimpelCom; and

Share Purchase Agreement No. VCR/T-01 dated as of November 12, 2002 between Telenor East Invest AS and VimpelCom-Region relating to the purchase of 1,462 newly-issued shares of common stock of VimpelCom-Region by Telenor.

Except as set forth in the Statement and in this Amendment, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships with respect to the securities of VimpelCom among the persons named in Item 2 or between such persons and any other person.

Item 7.   Material to be Filed as Exhibits

The Exhibit Index is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	November 27, 2002	ECO TELECOM LIMITED

		By:	/s/ Pavel Kulikov
Pavel Kulikov Attorney in Fact

Date:	November 27, 2002	ECO HOLDINGS LIMITED

		By:	/s/ Pavel Kulikov
Pavel Kulikov Attorney in Fact

Date:	November 27, 2002	CTF HOLDINGS LIMITED

		By:	/s/ Franz Wolf
Franz Wolf Director

Date:	November 27, 2002	CROWN FINANCE FOUNDATION

		By:	/s/ Franz Wolf
Franz Wolf Attorney in Fact

ANNEX A

Directors and Officers of Eco Telecom Limited

Name/Title/Citizenship	Principal Occupation	Business Address

Dmitri Ploujnikov, Director (Russia)	Senior Consultant to Crown Resources AG and Director of Crown Commodities	Suite 3, 4 Irish Place, Gibraltar

Serge Barychkov, Director (France)	Deputy Director, Crown Commodities Ltd	52-54 High Holborn, London WC1 6RB, United Kingdom

Directors and Officers of Eco Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address

Geoffrey Piers Hemy, Director (United Kingdom)	Director of Grand Financial Holdings S.A.	11 Boulevard Royale, L-2449 Luxembourg

Alla Koudriavtseva, Director (Russia)	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address

Adrian Collister, Director (United Kingdom)	Director and Chartered Accountant, ESC International	ESC International – Gibraltar Office, P.O. Box 398, Ground Floor, Neptune House, Marina Bay, Gibraltar

Alla Koudriavtseva, Director (Russia)	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship	Principal Occupation	Business Address

Christian Rosenow, Director (Switzerland)	Financial Adviser	Claridenstrasse 25 CH-8002, Zurich, Switzerland

Dr. Norbert Seeger, Director, (Liechtenstein)	Attorney, Arcomm TrustCo.	Am Schragen Weg 14, P.O. Box 1618 FL-9490, Vaduz, Liechtenstein

Dr. Christian Zangerle, Director, (Austria)	Attorney, Law Office of Dr. Norbert Seeger	Am Schragen Weg 14, P.O. Box 1618 FL-9490, Vaduz, Liechtenstein

Directors of the Supervisory Board of Alfa Group Consortium

Name/Title/Citizenship	Principal Occupation	Business Address

Pyotr Aven, Director (Russia)	President of OJSC Alfa Bank	11 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Alexander Fain, Director (Russia)	Chief Executive Officer of LLC Alfa Eco	21 Novy Arbat Street, 121019 Moscow, Russia

Mikhail Fridman, Director (Russia)	Chairman of the Board of Directors of OJSC Alfa Bank	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Mikhail Gamzin, Director (Russia)	Member of the Board of Directors, United Food Company	3rd Golutvinskiy Pereulok, 10 Building 6, 109180 Moscow, Russia

German Khan, Director (Russia)	Member of the Board of Directors of OJSC Tyumen Oil Company	18/2, Schipok Street, 113093 Moscow, Russia

Vladimir Bernstein, Director (Russia)	Director of Strategic and Investment Planning, Alfa Group	3 Smolenskaya Square, Floor 9 Moscow 121099 Russia

Alexander Kosyanenko, Director (Russia)	Chief Executive Officer of JSC Perekriostok	141817 Moscow region, district of Mytischy, Paveltsevo village, Russia

Alexei Kuzmichev, Director (Russia)	Chairman of the Executive Board of Directors of Crown Resources AG	21 Novy Arbat St., 121019, Moscow, Russia

Nigel John Robinson, Director (United Kingdom)	Director of Corporate Development, Finance and Control for Alfa Group	3 Smolenskaya Square, Floor 9 121099 Moscow, Russia

Alexei Reznikovich, Director (Russia)	Director for Asset Management and Control, Alfa Group	3 Smolenskaya Square, Floor 9 121099 Moscow, Russia

Directors of the Supervisory Board of Eco Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address

Mikhail Fridman, Director (Russia)	Chairman of the Board of Directors of OJSC Alfa Bank	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

German Khan, Director (Russia)	Member of the Board of Directors of OJSC Tyumen Oil Company	18/2, Schipok Street, 113093, Moscow, Russia

Alexey Kuzmichev, Director (Russia)	Chairman of the Board of Directors of Crown Resources AG	21 Novy Arbat Street, 121019 Moscow, Russia

Nigel John Robinson, Director (United Kingdom)	Director of Corporate Development, Finance and Control for Alfa Group	3 Smolenskaya Square, Floor 9 121099 Moscow, Russia

Paul Maxwell, Director (United Kingdom)	CFO, Crown Resources AG	4th Floor, 33 Cavendish Square, London W1G OPW United Kingdom

Steven Rudofsky, Director (United Kingdom / United States)	CEO, Crown Resources AG	4th Floor, 33 Cavendish Square, London W1G OPW United Kingdom

Alexei Reznikovich, Director (Russia)	Director for Asset Management and Control, Alfa Group	3 Smolenskaya Square, Floor 9 121099 Moscow, Russia

EXHIBIT INDEX

Exhibit 24.1	A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Amendment on behalf of Crown Finance Foundation.

Exhibit 24.2
A conformed copy of the Power of Attorney authorizing Pavel Kulikov to sign this Amendment on behalf of Eco Telecom Limited, incorporated by reference to Exhibit 24.2 to Amendment No. 3 to the Statement on Schedule 13D filed by Eco Telecom Limited, inter alios, with the Securities and Exchange Commission on June 5, 2002.

Exhibit 24.3
A conformed copy of the Power of Attorney authorizing Pavel Kulikov to sign this Amendment on behalf of Eco Holdings Limited, incorporated by reference to Exhibit 24.3 to Amendment No. 3 to the Statement on Schedule 13D filed by Eco Telecom Limited, inter alios, with the Securities and Exchange Commission on June 5, 2002.

Exhibit 99.1
A conformed copy of the Share Purchase Agreement No. VCR/E-01 dated as of November 12, 2002 between Eco Telecom and VimpelCom-Region relating to the purchase of 1,462 newly-issued shares of common stock of VimpelCom-Region by Eco Telecom.

Exhibit 99.2
A conformed copy of the Share Purchase Agreement No. E/T-01 dated as of November 12, 2002 between Eco Telecom and Telenor relating to the purchase of 231 shares of Type-A convertible voting preferred stock of VimpelCom-Region by Telenor.

Exhibit 99.3
A conformed copy of the Share Purchase Agreement No. E/V-01 dated as of November 12, 2002 between Eco Telecom and VimpelCom relating to the purchase of 860 shares of Type-A convertible voting preferred stock of VimpelCom-Region by VimpelCom.

Exhibit 99.4
A conformed copy of the Share Purchase Agreement No. VCR/V-01 dated as of November 12, 2002 between VimpelCom and VimpelCom-Region relating to the purchase of 1,462 shares of common stock of VimpelCom-Region by VimpelCom.

Exhibit 99.5
A conformed copy of the Share Purchase Agreement No. VCR/T-01 dated as of November 12, 2002 between Telenor and VimpelCom-Region relating to the purchase of 1,462 shares of common stock of VimpelCom-Region by Telenor.